EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Interests of Named Experts and Counsel” in the Registration Statement (Form S-8) relating to the First California 2007 Omnibus Equity Incentive Plan of First California Financial Group, Inc. and to the incorporation by reference therein of our report on the consolidated statements (restated) of operations, shareholders’ equity and cash flows of National Mercantile Bancorp and subsidiaries for the year then ended December 31, 2004 dated March 28, 2005 (except for the restatement discussed in Notes 1, 2, 7, 13, 14 and 15 as to which the date is September 28, 2006) included in the Annual Report on Form 10-KSB for the year ended December 31, 2006 filed by the Registrant with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, California

July 10, 2007